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Citigate
Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax no.	001 202 942 9624
From	Julie Ryan
Return fax	+44 20 7282 8040
Reference	**Erste Bank Investor Information** "Erste Bank creates third-largest banking group in Croatia"
Date	1 August 2003
No. of pages including this one	2


03029028

Please find attached an Erste Bank investor release.

Kind regards,

Julie Ryan
Citigate Dewe Rogerson



INVESTOR INFORMATION

For Immediate Release **Vienna, 1 August 2003**

Erste Bank creates third-largest banking group in Croatia

Erste Bank is pleased to announce the creation of the third largest banking group in Croatia following the successful completion of the integration of Erste & Steiermärkische and Riječka banka. Riječka banka was initially acquired by Erste Bank in 2002 and the new group will start operations on 1 August. Erste Bank expects the group to have a total market share of nearly 10% after the merger.

The new bank, Erste&Steiermärkische Bank d.d. is domiciled in Rijeka, with the head office located in Zagreb. The group employs roughly 1,400 people and has a customer base of about 600,000. As of 30 June 2003, the group earned a net income of HRK 125 million (EUR 16.6 million) from a balance sheet total of HRK 15.8 billion (EUR 2.1 billion). The bank has some 116 branches and 220 cash dispensers which are mainly located in the densely populated regions of Istria and around Rijeka and Zagreb.

Petar Radaković is the Chief Executive of the group and the Managing Board further comprises Tomislav Vuić, Boris Centner, Sava Dalbokov and Sladana Jagar. Reinhard Ortner, member of the Managing Board and responsible for international business operations at Erste Bank, will remain Chairman of the Supervisory Board.

Reinhardt Ortner, chairman of the supervisory board said, "This merger provides a sound basis for winning new accounts, backed by an extended range of services and an improved servicing strategy of the new bank. It will provide current and future customers with a better and more efficient banking experience."

The process of integrating the two banks has provided an opportunity to streamline the organizational structure in order to ensure that decision-making will be faster and more customer-oriented in the future. The customers of Erste&Steiermärkische Bank d.d. will see the benefits of this significant step.

Erste Bank Croatia is owned by "Erste Bank der oesterreichischen Sparkassen AG" (77.3%) and "Die Steiermärkische Sparkasse und Bank AG" (15.1%).

Please Direct any enquiries to:
Erste Bank, Investor Relations Department
1010 Vienna, Graben 21, fax: 0043 (0) 50100 ext. 13112
Gabriele Werzer, Tel. 0043 (0) 50100 ext. 11286, e-mail: gabriele.werzer@erstebank.at
Thomas Schmee, ext 17326; e-mail: thomas.schmee@erstebank.at

This text is also available on our homepage at
http://www.erstebank.com (→ investor relations → download centre → investor relations news)